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                                                                      EXHIBIT F

For:  Happy Kids Inc.

Approved by:  Jack M. Benun
              President of Happy Kids Inc.
              (212) 695-1151

Contact:      Investor Relations:
              Morgen-Walke Associates
              Cheryl Schneider/Shannon Moody/Natasha Boyden
              Press:  Michael McMullan
              (212) 850-5600


FOR IMMEDIATE RELEASE: HAPPY KIDS INC. TO BE ACQUIRED BY H.I.G. CAPITAL, LLC NEW YORK, NEW YORK, September 17, 1999 -- Happy Kids Inc. (Nasdaq: HKID), a New York-based designer and marketer of children's apparel, announced today it has entered into a definitive merger agreement to be acquired by an affiliate of H.I.G. Capital, LLC, and to pursue growth as a private entity. Under the terms of the merger agreement, all public shareholders of Happy Kids will receive $12 per share in cash. Messrs. Jack M. Benun, President and Chairman, Mark J. Benun, Vice Chairman and Secretary, and Isaac Levy, Vice President, currently holding 74.69% of the Company's current shares outstanding, will receive $7.164 per share in cash for 88.71% of their total holdings of current shares (amounting to 66.26% of the Company's current shares outstanding) and the shares retained by such individuals will constitute a 23.61% equity interest in the corporation surviving the merger. Messrs. Benun, Benun and Levy will maintain an active role in the management of the Company after the merger and enter into employment agreements upon consummation of the merger which provide for annual bonuses based upon the performance of the Company.

Consummation of the merger is subject to customary conditions, including a vote of Happy Kids' shareholders and receipt of proceeds from financing. Messrs. Benun, Benun and Levy as shareholders have agreed to vote in favor of the merger. H.I.G. Capital has received commitments for debt financing from two Deutsche Bank affiliates, subject to customary conditions. In addition H.I.G. Capital has committed to provide equity capital to the Company upon consummation of the merger.

The merger is expected to close within five months. The merger agreement has been approved and adopted by the Company's Board of Directors upon the recommendation of its special committee of disinterested directors and the opinion of CIBC World Markets Corp. that the price to be received by public shareholders is fair from a financial point of view to such holders.

Jack M. Benun made the following statement after the announcement, "I believe this is a very positive transaction for the company's public shareholders, as well as our valued customers, licensors and employees. We are very excited about the H.I.G. partnership."